UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager
c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

Richard C. Blake, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 321-2400

October 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,173,864(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 4,173,864(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,864(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 964,311 shares of the common stock, par value $0.0001 per share (“Common Stock”) of Amyris, Inc. (the “Company”), issuable upon conversion of the Company’s Series B 17.38% Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), (ii) 964,312 shares of Common Stock issuable pursuant to warrants exercisable for Common Stock which were acquired pursuant to the Purchase Agreement (as defined below) (the “Cash Warrant”), (iii) 89,037 shares issuable upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable upon exercise of certain other warrants held within 60 days of October 18, 2017 and (vii) 1,939,720 shares of Common Stock currently outstanding and held by FV. Assumes a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of Foris Ventures, LLC (“FV”), may be deemed to have sole power to vote these shares, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote these shares.

(2)	The percentage calculation is based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

2

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,174,431(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 4,174,431(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,174,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 964,311 shares of Common Stock issuable to FV upon conversion of the Series B Preferred Stock, (ii) 964,312 shares of Common Stock issuable to FV pursuant to the Cash Warrant, (iii) 89,037 shares issuable to FV upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable to FV upon exercise of certain other warrants within 60 days of October 18, 2017, (v) 1,939,720 shares of Common Stock currently outstanding and held by FV and (vi) 567 shares of Common Stock held directly by VVT. Assumes a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017. VVT, the member of FV, may be deemed to have sole power to vote these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote the shares held by FV and VVT.

(2)	The percentage calculation is based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

3

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,444,113(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 4,444,113 (1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,444,113 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.64%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 964,311 shares of Common Stock issuable to FV upon conversion of the Series B Preferred Stock, (ii) 964,312 shares of Common Stock issuable to FV pursuant to the Cash Warrant, (iii) 89,037 shares issuable to FV upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable to FV upon exercise of certain other warrants within 60 days of October 18, 2017, (v) 7,199 shares of Common Stock held by John Doerr or issuable to John Doerr upon exercise of options within 60 days of October 18, 2017, (vi) 9,648 shares of Common Stock held by Clarus, LLC, (vii) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (viii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (ix) 1,939,720 shares of Common Stock currently outstanding and held by FV and (x) 567 shares of Common Stock held by VVT. Assumes a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017. John Doerr is a trustee of VVT, which is the member of FV. Mr. Doerr may be deemed to have shared power to vote shares beneficially owned by FV and VVT. Mr. Doerr is the manager of Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(2)	The percentage calculation is based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

4

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,174,431(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 4,174,431(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,174,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 964,311 shares of Common Stock issuable to FV upon conversion of the Series B Preferred Stock, (ii) 964,312 shares of Common Stock issuable to FV pursuant to the Cash Warrant, (iii) 89,037 shares issuable to FV upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable to FV upon exercise of certain other warrants within 60 days of October 18, 2017, (v) 1,939,720 shares of Common Stock currently outstanding and held by FV and (vi) 567 shares of Common Stock held directly by VVT. Assumes a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017. VVT, the member of FV, may be deemed to have sole power to vote these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote the shares held by FV and VVT.

(2)	The percentage calculation is based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

5

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,174,431(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 4,174,431(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,174,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 964,311 shares of Common Stock issuable to FV upon conversion of the Series B Preferred Stock, (ii) 964,312 shares of Common Stock issuable to FV pursuant to the Cash Warrant, (iii) 89,037 shares issuable to FV upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable to FV upon exercise of certain other warrants within 60 days of October 18, 2017, (v) 1,939,720 shares of Common Stock currently outstanding and held by FV and (vi) 567 shares of Common Stock held directly by VVT. Assumes a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017. VVT, the member of FV, may be deemed to have sole power to vote these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote the shares held by FV and VVT.

(2)	The percentage calculation is based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

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ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Company.

(b)	The Company’s principal executive offices are located 5885 Hollis Street, Suite 100, Emeryville, California 94608.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule is filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

(b)	The address for each of the Reporting Persons is:

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(c)	John Doerr is a director of the Company and is Chairman at Kleiner Perkins Caufield & Byers. Ann Doerr is on the board of various philanthropic organizations. John Doerr and Ann Doerr are the trustees of VVT. Barbara Hager is a manager at JEMA Management, LLC and is the special trustee of VVT.

The principal business address of each of the Reporting Persons is:

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Row 6 of cover page for each Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Purchase Agreement (as defined below), on May 11, 2017 (the “Closing”) FV purchased (i) 30,728.589 shares of Series B Preferred Stock, (ii) Cash Warrants to purchase of 4,877,386 shares of Common Stock and (iii) the Dilution Warrant (as defined below) for aggregate cash consideration of $30,728,589.

The purchase price for the shares of Series B Preferred Stock and Warrants (as defined below) was issued for the cancellation of $30,728,589 of existing indebtedness owed by the Company to FV.

John Doerr’s individual holdings and holdings of entities affiliated with him (not including FV) resulted from equity compensation grants made to him in his capacity as a director of the Company and from private placements, respectively.

7

ITEM 4.	PURPOSE OF TRANSACTION.

Securities Purchase Agreement

On May 8, 2017, the Company, FV and certain other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”), for the issuance and sale of shares of the Company’s Series A 17.38% Convertible Preferred Stock (the “Series A Preferred Stock”), shares of the Company’s Series B 17.38% Convertible Preferred Stock, (the “Series B Preferred Stock”), two series of warrants to purchase shares of the Company’s Common Stock at exercise prices of $7.80 per share and $9.30 per share (the “Cash Warrants”), and warrants to purchase additional shares of Common Stock in the event the Company undertakes certain dilutive transactions (the “Dilution Warrant” and, together with the Cash Warrants, the “Warrants”).

On July 7, 2017, the Company’s stockholders approved (the “Stockholder Approval”) the issuance of shares of Common Stock upon the conversion or exercise of the Series B Preferred Stock and Warrants sold pursuant to the Purchase Agreement. Following the Stockholder Approval, each share of Series B Preferred Stock automatically converted, without any further action by the holder, subject to the Beneficial Ownership Limitation (as defined below), on October 9, 2017. Also following the Stockholder Approval, the Cash Warrants became immediately exercisable. Notwithstanding the foregoing, pursuant to the Purchase Agreement, the holders of Series B Preferred Stock and Warrants did not receive Common Stock exceeding an amount such that the holder, together with its affiliates, would beneficially own in excess of 4.99% (or such other percentage as determined by the holder and notified to the Company in writing, not to exceed 9.99%, provided that any increase of such percentage will not be effective until 61 days after notice thereof) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of such Series B Preferred Stock (the “Beneficial Ownership Limitation”).

On October 18, 2017, FV notified the Company of its decision to increase the Beneficial Ownership Limitation to 9.99%.

The Dilution Warrant held by FV gives FV the right to purchase a number of shares of Common Stock, at a price of $0.0015 per share, sufficient to provide it with full-ratchet anti-dilution protection for any issuance by the Company of equity or equity-linked securities during the three year period following the Closing at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share.

Registration Rights

Pursuant to the Purchase Agreement, within 30 calendar days of the date of the Stockholder Approval, the Company has agreed to file a registration statement on Form S-3 (or other appropriate form if the Company is not then S-3 eligible) providing for the resale of the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Cash Warrants. The Company has agreed to use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the Closing and commercially reasonable efforts to keep such registration statement effective at all times until (i) no party to the Purchase Agreement owns any shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Warrants or (ii) the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Warrants are eligible for resale under Rule 144 without regard to volume limitations.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

8

Subject to the limitations in the Purchase Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Purchase Agreement, the Reporting Persons in discussions with management, the Board, and shareholders of the Company and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 41,780,422 shares of Common Stock outstanding, which amount consists of (i) 37,606,558 shares of Common Stock issued and outstanding as of August 11, 2017 and (ii) 4,173,864 shares issued or issuable to FV upon conversion or exercise of securities convertible into Common Stock within 60 days of October 18, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	4,173,864	9.99%	4,173,864	0	4,173,864	0
VVT	4,174,431	9.99%	4,174,431	0	4,174,431	0
John Doerr	4,444,113	10.64%	7,199	4,444,113	7,199	4,444,113
Ann Doerr	4,174,431	9.99%	0	4,174,431	0	4,174,431
Barbara Hager	4,174,431	9.99%	0	4,174,431	0	4,174,431

The securities reported herein consist of (i) 964,311 shares of Common Stock issuable to FV upon conversion of the Series B Preferred Stock, (ii) 964,312 shares of Common Stock issuable to FV pursuant to the Cash Warrant, (iii) 89,037 shares issuable to FV upon conversion of certain convertible promissory notes, (iv) 216,484 shares issuable to FV upon exercise of certain other warrants within 60 days of October 18, 2017, (v) 2,133 shares of Common Stock held by John Doerr, (vi) 5,066 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of October 18, 2017, (vii) 9,648 shares of Common Stock held by Clarus, LLC, (viii) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (ix) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (x) 567 shares of Common Stock held by VVT and (xi) 1,939,720 shares of Common Stock held by FV.

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(c)	Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Purchase Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
A	Agreement of Joint Filing.
B	Securities Purchase Agreement, dated May 8, 2017, by and among the Company and certain investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017

FORIS VENTURES, LLC

By:	/s/	Barbara Hager
Name:		Barbara Hager
Title:		Manager

VALLEJO VENTURES TRUST

By:	/s/	Barbara Hager
Name:		Barbara Hager
Title:		Special Trustee

L. JOHN DOERR

By:	/s/	L John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/	Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/	Barbara Hager

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EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing.
B	Securities Purchase Agreement, dated May 8, 2017, by and among the Company and certain investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2017).

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EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 30, 2017

FORIS VENTURES, LLC

By:	/s/	Barbara Hager
Name:		Barbara Hager
Title:		Manager

VALLEJO VENTURES TRUST

By:	/s/	Barbara Hager
Name:		Barbara Hager
Title:		Special Trustee

L. JOHN DOERR

By:	/s/	L John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/	Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/	Barbara Hager

13